Exhibit 23.1

We consent to the incorporation by reference in this registration statement on Form S-8 of EDAP TMS S.A. of our reports dated April 7, 2021, with respect to the consolidated balance sheets of EDAP TMS S.A. and subsidiaries as of December 31, 2020 and 2019, the related consolidated statements of income (loss), comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2020, which reports appear in the December 31, 2020 annual report on Form 20-F of EDAP TMS S.A..

Our report dated April 7, 2021, on the consolidated financial statements, refers to the change in EDAP TMS S.A.’s method of accounting for leases in 2019, due to the adoption of ASU No. 2016-02 Leases (Topic 842).

Lyon, June 16, 2021
KPMG Audit
A division of KPMG S.A.
Sara Righenzi de Villers Partner